UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.2 )*

                              CENTER BANCORP, INC.
       ------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    151408101
       ------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2011
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[ X ]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)

--------------------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 151408101
          ---------


1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

                                LEON G. COOPERMAN
----------------------------------------------------------------

2.   Check Appropriate Box if a Member of a Group

         (a)   [  ]
         (b)   [ X]
----------------------------------------------------------------

3.       SEC Use Only
----------------------------------------------------------------

4.       Citizenship or Place of Organization:     UNITED STATES
----------------------------------------------------------------

Number of             5.  Sole Voting Power:              845,000
Shares Bene-
ficially              6.  Shared Voting Power             -0-
Owned by
Each Report-          7.  Sole Dispositive Power:         845,000
ing Person
With                  8.  Shared Dispositive Power        -0-
----------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:     845,0000
----------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
----------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9):
                                    5.2 %

     The beneficial ownership percentage set forth herein has been calculated based on 16,290,700 common shares of the Issuer outstanding on October 31, 2011, as reported on the Issuer's Form 10-Q for the quarter ending September 30, 2011
----------------------------------------------------------------

12.  Type of Reporting Person:   IN
----------------------------------------------------------------

CUSIP No. 151408101
          ---------

Item 1(a) Name of Issuer:       CENTER BANCORP, INC.

Item 1(b)         Address of the Issuer's Principal Executive
                  Offices:
                               2455 Morris Avenue
                               Union, New Jersey 07083-0007

Item 2(a)         Name of Person Filing:

     This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").

     Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of a limited partnership organized under the laws of Delaware known as Omega Equity Investors, L.P. ("Equity LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

     Mr. Cooperman is the ultimate  controlling  person of Associates and Equity
LP.

     Mr. Cooperman has an adult son named Michael S. Cooperman. The Michael S. Cooperman WRA Trust( the "WRA Trust"), is an irrevocable trust for the benefit of Michael S. Cooperman. Mr. Cooperman has investment authority over the Michael
S. Cooperman and the WRA Trust accounts.

Item 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of Mr. Cooperman is 2700 No. Military Trail, Suite 230, Boca Raton FL 33431 and the principal business office of Associates and Equity LP is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, NY 10005.

Item 2(c) Citizenship:  Mr. Cooperman is a United States citizen.

Item 2(d) Title of Class of Securities:

     Common Stock (the "Shares")

Item 2(e) CUSIP Number: 151408101

CUSIP No. 151408101
          ---------

Item 3. Statement filed pursuant to Rule 13d-1(b), 13d-2(b) or (c):

        This Item 3 is not applicable

Item 4.  Ownership:

Item 4(a)(b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 845,000 Shares which constitutes approximately 5.2 % of the total number of Shares outstanding.

     This consists of 545,000 Shares owned by Equity LP, 50,000 Shares owned by Michael S. Cooperman, and 250,000 Shares owned by the WRA Trust.

Item 4(c) Number of Shares as to which such person has:

(i)         sole power to vote or to direct the vote                 845,000
(ii)        shared power to vote or to direct the vote               -0-
(iii)       sole power to dispose or to direct the disposition of    845,000
(iv)        shared power to dispose or to direct the disposition of  -0-


Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.

CUSIP No. 151408101
          ---------

Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group:

     This Item 9 is not applicable.

Item 10. Certification:

     By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 2, 2011 as of December 31, 2011

LEON G. COOPERMAN, individually,
and as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Equity Investors, L.P.

By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark
  Attorney-in-Fact
  Power of Attorney on file

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).